Filed by MiMedx Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sanara MedTech Inc.

Commission File No.: 001-39678

July 29, 2026

MIMEDX team,

During the second quarter, we delivered another strong, double-digit growth performance in our Surgical franchise coupled with sequential improvement in our Wound Care business. Overall, we are pleased with the trajectory of the business and will reamin focused on our strategic objectives heading into the back half of the year. We’ll discuss these results in greater detail on our conference call this afternoon.

Additionally, I’m excited to share with you that MIMEDX has entered into an agreement to acquire Sanara MedTech, a fantastic organization focused on developing and commercializing regenerative products for a variety surgical procedures. When I joined MIMEDX over three years ago, we stated our intent to broaden the scope of our surgical business to capitalize on what we saw as a large and underserved market. That focus has paid off, putting us in position to accelerate our long-term plan through this highly complementary acquisition.

We have spent considerable time searching for the right strategic and cultural fit. This transformational combination with Sanara represents a tremendous growth opportunity. More importantly, the people we’ve come to know throughout the process are extremely passionate about patient care, a value that is at the core of the MIMEDX mission.

With the recovery we are seeing in the Wound Care market, continued momentum in our core Surgical business, and the pending acquisition of Sanara, we believe we will become one of the largest and most attractive regenerative medicine companies in the market. We will offer clinicians an unmatched portfolio of products for use in acute and chronic wounds, burn, surgical tissue repair, and musculoskeletal applications.

The acquisition is expected to close by year end, subject to customary closing conditions and regulatory approval. Until then, MIMEDX and Sanara remain separate, independently operated companies. You can read more about this transaction in our press release published today.

MIMEDX remains as committed as ever to providing products that improve outcomes, restore quality of life, and help humans heal. These are exciting times for our organization!

Thank you for your continued support,

/s/ Joseph H. Capper
Joseph H. Capper
MIMEDX Chief Executive Officer

Important Additional Information

In connection with the proposed transaction, MiMedx intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Sanara and that also constitutes a prospectus of MiMedx. Each of MiMedx and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that MiMedx or Sanara may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about MiMedx, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MiMedx will be available free of charge on MiMedx’s website at https://investors.mimedx.com/. Copies will also be available at no charge at the Investors Relations section of Sanara’s website at https://ir.sanaramedtech.com/.

Participants in the Solicitation

Sanara, MiMedx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Sanara, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sanara’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2026. Information about the directors and executive officers of MiMedx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in MiMedx’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sanara and MiMedx using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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